Exhibit 10.2

September 29, 2017

STRICTLY PRIVATE & CONFIDENTIAL

LETTER OF UNDERSTANDING

Dear Joey,

Congratulations!

With the approval of the Board of Directors (the “Board”) of Yum China Holdings, Inc. (the Company), we are pleased to inform you that you have been promoted to the position of Chief Executive Officer (“CEO”) of the Company and its designated China subsidiary (“China Employer”), effective March 1, 2018 (the “Effective Date”). In your role as CEO, you will report to the Board. The position is based in Shanghai, PRC.

In the event that you are assigned to a different role and/or level in the future, the Company has the discretion to make appropriate adjustments to the terms outlined in this letter, reflective of the total compensation and benefits associated with such role and/or level.

As long as you remain as CEO, any compensation action for you is subject to the approval of the Compensation Committee of the Board.

The following compensation outlined below will apply to you as of the Effective Date:

1.	Base Salary

Your base salary will be US$1,100,000 per annum payable in arrears of 12 equal monthly payments. You are responsible for China Individual Income Tax (“IIT”) and (if legally mandated) your share of contributions to all statutory social insurance funds, subject to China Employer’s withholding right and obligation. The next merit review of your base salary will be in February 2019.

2.	YumChina Leader’s Bonus Program (“YLB”)

Upon the Effective Date, you will be eligible to participate in our YLB scheme at a target bonus rate of 130% of your base salary.  Prior to the Effective Date, your current target bonus rate of 100% will continue to apply, resulting in a prorated opportunity for the calendar year in which you assume the role as CEO based on your target bonus rate in effect prior to and following the Effective Date. For illustrative purposes, the 2017 YLB provides eligible participants the opportunity to earn an annual bonus amount, subject to IIT, based on both individual and company performance. The actual bonus payout, subject to IIT withholding, will be determined by how the business does as a whole (against quantitative criteria) and your own performance against business objectives, as approved by the Compensation Committee.  As a formula for 2017, bonus payment = Target Bonus % X Individual Performance Rating X Team Factor.

Team factor is the Company’s performance factor approved by the Compensation Committee.  For 2017, both individual performance rating and team factor can extend beyond 100%, given above expectation performance, up to a maximum of 150% and 200% respectively, which provide a combined maximum bonus earning potential at 300% of the target amount. The multiplier, maximum potential payout percentage, performance factors and computation method are subject to review and revision on an annual basis by the Compensation Committee.

3.	Long Term Incentive Program:

You are eligible to participate in the Company’s Long Term Incentive Program.  With respect to your participation in the Long-term Incentive Program in 2018, you will be granted stock appreciation rights (“SARs”) and performance stock units (“PSUs”), weighted 75% and 25%, respectively.  Long-term incentive grants are awarded annually, based on your position level. Your 2018 long-term incentive target grant value will be US$10,000,000 (face value). Grant size, allocation (i.e., mix of SAR and PSU awards) and value may change from year to year. You will be responsible for China IIT on the long-term incentive awards, except for grants awarded to you prior to this appointment. Outstanding grants that were awarded to you prior to the Effective Date will continue to be subject to hypothetical Hong Kong individual income tax.

Based on the Stock Ownership Guidelines (“SOG”) approved by the Board, your ownership requirement or value of stock to be held is equivalent to six (6) times your annual base salary. You have five (5) years from July 1, 2018 to meet the SOG. Per the SOG schedule, you need to meet 25% in 2 years, 50% in 3 years, 75% in 4 years, and 100% by July 1, 2023.

4.

Benefits for Expatriates* (governed by the Company HR Policy).  As of the Effective Date, you will be eligible for the benefits set forth below.  You will be responsible for any applicable IIT with respect to these benefits, subject to China Employer’s withholding right and obligation.

a.Transportation/Car Running Expenses:

While you work in China, you will be provided with a car, with running expenses of up to RMB42,000 per calendar year, covered in accordance with Company policy.  Should you decide to hire a driver, this will be at your personal discretion and expense. In lieu of the car benefit, you may choose to receive a transportation allowance of RMB144,000 per calendar year, payable in equal monthly installments of RMB12,000 per month.

b.Housing:

While you work in China, you will be provided with adequate housing at no cost to you.  Per Company policy, the housing budget for someone at your level and family size is RMB69,000 per calendar month.  In addition, the Company shall reimburse electricity, water, and gas charges within a limit no higher than 5% of the rental budget per calendar year.  Only actual amounts incurred will be borne by the Company.  The above budget may be adjusted from time to time based on market value.

c.Vacation Leave and Home Passage Provision:

You are eligible for a total of 20 workdays of paid vacation leave per calendar year, for the duration of your assignment in China. You will observe all local holidays.  You will be provided with a travel budget of RMB215,600 per calendar year.

No payment will be made in lieu of vacation travel not being performed.  All vacations and reimbursements will be administered in accordance with the Vacation Leave Policy. The vacation travel budget for any partial calendar year will be pro-rated based on the number of days you served as CEO during such year.

d.Children Education

You will be reimbursed for your children’s education in accordance to the terms stated in the Company HR Policy. For primary/secondary school, you will be reimbursed for the actual cost of tuition, books, laboratory fees, registration and transportation to and from school for eligible children.

e.Tax Equalization

As of the Effective Date, tax equalization will no longer apply to you (except for the long-term incentive grants previously awarded to you, the Company’s previous contribution to your retirement benefit plans, the portion of your YLB bonus associated with your previous role with the Company, and your previously awarded mobility premium, which will expire in September 2019). You will be responsible for China IIT and tax of other countries if applicable.

*Expatriate provisions under Section 4, which includes housing, car running expenses, home passage and children international school tuition, will be scaled down by a third a year beginning in 2023.

5.	Provident Fund

You are eligible to participate in the Bai Sheng Restaurant (Hong Kong) Ltd. Provident Fund Plan registered in Hong Kong in accordance with the approved plan document. The Company’s contribution ranges from 5% to 10% of your base salary depending on years of service. Starting from the Effective Date, the Company’s contribution will be 10% of your base salary.  Your contribution is on a voluntary basis.

In the event that the participation of China Social Insurance becomes mandatory for you, the provident fund plan benefit will be replaced by such statutory provision. You are responsible for China IIT on the Company’s contribution.

6.	Medical, Dental & Life Insurance Plan

You will be covered under the Company’s Senior Executives group worldwide medical, dental and life insurance plan.

7.	Code of Conduct

As an employee of the Company, you are expected to observe the Company’s Code of Conduct.  You are also expected to obey the laws and regulations and respect the lawful customs of the People’s Republic of China and any other countries which you may visit in the areas of business duties.  Naturally, we would expect that you would not engage in any employment or business activity that conflicts with the business interest of the Company.

8.	Reassignment

You are subject to reassignment to any of the Company’s foreign or domestic locations, and any such reassignments will be subject to the future needs of the Company.

9.	Non-Disclosure

By signing this letter agreement, you agree that at all times (notwithstanding the termination of this letter agreement) not to use for your own advantage, or to disclose to any third party any information concerning the business or affairs of the Company and its affiliates, comprising trade secrets and business matters or information which you know or ought reasonably to have known to be confidential.  You understand that nothing contained in this letter agreement limits your ability to report possible violations of law or regulation to, or file a charge or complaint with, the U.S. Securities and Exchange Commission or any other federal, state or local governmental agency or commission (“Government Agencies”).  You further understand that this letter agreement does not limit your ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any

Government Agency, including providing documents or other information, without notice to the Company. Nothing in this letter agreement shall limit your ability under applicable United States federal law to (i) disclose in confidence trade secrets to federal, state, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law or (ii) disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure.

10.	Termination

Any termination notice will be in writing and in accordance with Company policy. Current policy requires a three-month notice period or payment-in-lieu to be provided by either party in the event of termination of employment, except that a Company initiated termination of employment within three years following the Effective Date will be governed pursuant to this letter agreement.

In addition, if you are terminated by the Company without “cause” within the first three years from the Effective Date, and as consideration for your execution of the Post-Termination Agreement described below, you shall receive two (2) times the sum of base salary and annual YLB target bonus, payable in monthly installments over a period of two years after the date of termination.

It is fully understood and accepted by you that the termination benefits under this Section 10 are all inclusive (including, without limitation, any and all statutory severance pay and/or non-compete compensation available under the PRC laws), with consideration/compensation fully included in the foregoing termination benefits..

Your right to the foregoing termination benefits shall be subject to your entry into and the effectiveness of a Post-Termination Agreement in a form satisfactory to the Company (which shall be entered into no later than the date set forth in such Post-Termination Agreement).  The Post-Termination Agreement shall include a release of claims in favor of the Company and a confidentiality covenant, a non-disparagement covenant, a covenant for the protection of intellectual property, a two-year non-competition restriction and a two-year non-solicitation (including as to current and prospective customers and employees) restriction, as more fully set forth in such Post-Termination Agreement.

For purposes of this letter agreement, “cause” shall mean: (i)  the willful failure by you to perform your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness); (ii) your willful misconduct that is demonstrably and materially injurious to the Company, monetarily or otherwise; (iii) your commission of such acts of dishonesty, fraud, misrepresentation or other acts of moral turpitude; (iv) your conviction or plea of no contest to a felony (or equivalent crime in the PRC) or a crime of moral turpitude; or (v) any terminable events under the Company’s Code of Conduct as referenced in Section 7 of this letter.

All other terms and conditions of employment will be governed by established policies and procedures, which are subject to change from time to time by the Company.

If at any time any provision of this letter agreement is or becomes illegal, invalid or unenforceable in any respect, the legality, validity and enforceability of the remaining provisions shall not be impaired or affected.

If, for compliance with PRC employment and tax laws and regulations, a PRC labor contract needs to be signed between China Employer (as the employer) and you (as the employee) and includes terms and conditions which may be inconsistent with those herein, the terms and conditions of this letter agreement shall prevail and you specifically agree to refrain from exercising any rights, taking any actions or seeking any remedies based on such PRC labor contract or PRC laws or regulations. Your failure to comply with this special provision shall constitute a material breach of this letter agreement and result in waiver or forfeiture of all of your rights and benefits under this letter agreement that are more favorable to you than those available under the PRC labor contract or PRC laws and regulations.

Kindly acknowledge your acceptance of the above appointment terms by signing and returning the duplicate of this letter.

Yours sincerely,

For and on behalf of Yum China Holdings, Inc.

/s/ Shella Ng
Shella Ng
Chief Legal Officer and Corporate Secretary Yum China Holdings, Inc.

I, Joey Wat, confirm that I have read, understood and agreed to the terms of the appointment outlined in this letter.

/s/ Joey Wat
Joey Wat Date: October 4, 2017